UNDERTAKING TO FILE MATERIAL CONTRACT

TO:

To the Securities Commission or similar regulatory authority in each of the Provinces and Territories of Canada

Re:

Harvest Energy Trust – Short Form Prospectus dated April 18, 2008 (the "Prospectus")

Harvest Energy Trust (the "Trust") hereby undertakes to file on SEDAR with each of the Securities Commission or similar regulatory authority in each of the Provinces and Territories of Canada, within 7 days after the completion of the distribution contemplated by the Prospectus, the fifth supplemental indenture (which governs the terms of the debentures issued under the Prospectus).

DATED this 18th day of April, 2008.

HARVEST ENERGY TRUST, by its administrator
Harvest Operations Corp.

Per:

(signed) "Robert Fotheringham"
Robert Fotheringham
Chief Financial Officer